July 26, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coeur Mining, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Coeur Mining, Inc. (the “Company”) and certain subsidiary guarantors of the Company (the “Guarantors”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and Guarantors pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offer to exchange (the “Exchange Offer”) up to $250,000,000 principal amount of its new 5.875% Senior Notes due 2024 (the “New Notes”) and guarantees thereof by the Guarantors for a like principal amount of the Company’s outstanding 5.875% Senior Notes due 2024 (the “Outstanding Notes”) and guarantees thereof by the Guarantors.

The Company and the Guarantors are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter available May 13, 1988, Morgan Stanley & Co., SEC No-Action Letter available June 5, 1991, and Shearman & Sterling, SEC No-Action Letter available July 2, 1993.  Neither the Company nor the Guarantors has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-Action Letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation SK.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois l 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

The Company will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer a provision equivalent to the following:

If the Exchange Offer offeree is a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving New Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the New Notes.

The Company will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or the undersigned at (312) 489-5846 with any questions or comments concerning this letter.

[Signature page follows.]

Kind regards,

/s/ Casey M. Nault
Casey M. Nault
Senior Vice President, General Counsel and Secretary Coeur Mining, Inc.

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP